                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ----------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 3)
                         ----------------------------

                                AMP INCORPORATED
                                (NAME OF ISSUER)

                                AMP INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)
                         ----------------------------

                        COMMON STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  031897-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID F. HENSCHEL
                              CORPORATE SECRETARY
                                AMP INCORPORATED
                                 P.O. BOX 3608
                      HARRISBURG, PENNSYLVANIA 17105-3608
                                 (717) 564-0100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                         ----------------------------
                                    COPY TO:

                               PETER ALLAN ATKINS
                               DAVID J. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000
                         ----------------------------

                                OCTOBER 9, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                         ----------------------------
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  This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 9, 1998, as amended (the ''Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the ''Company''), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the ''Shares''), including the associated common stock purchase rights (the ''Rights''), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the ''Offer to Purchase'') and the related Letter of Transmittal (which, as amended from time to time, together constitute the ''Offer''). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule 13E-4.

  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On October 29, 1998, the Company executed a new commitment letter which supersedes and replaces the commitment letters previously executed by the Company. A copy of the new commitment letter is filed as Exhibit (b)(5) hereto and is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item                      Description
--------  ---------------------------------------------------------------------
 (b)(5) AMP Incorporated Senior Secured Facilities Commitment Letter, dated October 29, 1998, by and between Credit Suisse First Boston, DLJ Capital Funding, Inc., The Chase Manhattan Bank and Chase Securities Inc.
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMP Incorporated


                                    By: /s/ Robert Ripp
                                        -----------------------------------
                                         Name:    Robert Ripp
                                         Title:   Chairman and
                                                   Chief Executive Officer


Dated: November 10, 1998
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                               INDEX TO EXHIBITS


  Item                               Description
--------  -------------------------------------------------------------------
 (b)(5) AMP Incorporated Senior Secured Facilities Commitment Letter, dated October 29, 1998, by and between Credit Suisse First Boston, DLJ Capital Funding, Inc., The Chase Manhattan Bank and Chase Securities Inc.